NO ACT

PE
1-29-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10011704

March 31, 2010


Received SEC
MAR 3 1 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-31-10

Nick G. Holcombe
Corporate Counsel - Securities
Caterpillar Inc.
100 N.E. Adams St.
Peoria, IL 61629

Re: Caterpillar Inc.
Incoming letter dated January 29, 2010

Dear Mr. Holcombe:

This is in response to your letter dated January 29, 2010 concerning the shareholder proposal submitted to Caterpillar by Ram Trust Services on behalf of Dana Chatfield Jones. We also have received a letter from Ram Trust Services dated February 5, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Michael P. Wood
Senior Portfolio Manager
Ram Trust Services
45 Exchange Street
Portland, ME 04101

March 31, 2010

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: Caterpillar Inc.
Incoming letter dated January 29, 2010

The proposal relates to special meetings.

We are unable to concur in your view that Caterpillar may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Caterpillar may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Jan Woo
Attorney-Adviser

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

# RAM TRUST SERVICES



February 5, 2010

**VIA FEDEX PRIORITY OVERNIGHT**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington DC 20549

RE: Shareholder Proposal Submitted by Ram Trust Services to Caterpillar Inc. on behalf of its client Dana Chatfield Jones

Dear Ladies and Gentlemen,

We write in response to the letter, dated January 29, 2010, to the Staff of the Securities and Exchange Commission of Nick Holcombe, Corporate Counsel – Securities of Caterpillar Inc. regarding the shareholder proposal referenced above. Ram Trust Services submitted the proposal on behalf of its client Dana Chatfield Jones, for whom Ram Trust Services acts as securities custodian and nominee.

Mr. Holcombe states that Caterpillar intends to exclude the proposal from the proxy materials for the Company's 2010 Annual Shareholders Meeting, because Ms. Jones failed to demonstrate that she is eligible to submit the proposal. Mr. Holcombe argues that Ms. Jones has not provided the Company with evidence of her eligibility to submit a proposal by one of the methods recognized by Rule 14a-8(b)(2).

Mr. Holcombe is incorrect. On behalf of Ms. Jones, Ram Trust has timely submitted to Caterpillar evidence that—

- Ram Trust Services, acting as custodian, is the nominee through which Ms. Jones holds her shares of Caterpillar;
- Ram Trust Services holds the shares beneficially owned by Ms. Jones through Northern Trust Company, a direct participant in The Depository Trust Company; and
- As certified by Ram Trust Services, Ms. Jones has beneficially owned no fewer than 200 shares of Caterpillar common stock continuously since December 15, 2008, which is over one year prior to the submission by Ram Trust Services of the shareholder proposal on her behalf.

Information concerning the shares owned by Ms. Jones was originally submitted by Ram Trust Services to Caterpillar under cover of a letter dated December 17, 2009. By letter dated, December 29, 2009, Caterpillar wrote to Ram Trust Services requesting additional information to demonstrate compliance with Rule 14a-8(b). Ram Trust Services responded by letter dated December 30, 2009, well within the 14 day period of Rule 14a-8(f), establishing each of the elements of ownership required by Rule 14a-8(b), as recited above. A copy of the Ram Trust Services letter of December 30, 2009, and accompanying letter from Northern Trust Company is attached. We note in this regard The Hain Celestial Group, Inc. (October 1, 2008) no-action letter, in which the Staff indicated that it was sufficient for purposes of Rule 14a-8(b)(2)(i) to provide a written statement from the "introducing-broker" rather than the actual participant in the registered clearing agency. In this case, however, we have provided both—the statement of Ram Trust Services, through whom Ms. Jones maintains her account, and the statement of Northern Trust Company, which is the direct participant in DTC though whom Ram Trust Services holds the securities in its custodial capacity.

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

Finally, Mr. Holcombe challenges the identity of the proponent, since Ms. Jones shares are held in her revocable trust. As is well known, a revocable trust is simply an estate planning mechanism, with the shares being attributable for all purposes to the grantor, which here is Ms. Jones.

Accordingly, Ms. Jones has properly and timely demonstrated that she is eligible to submit her proposal for inclusion in Caterpillar proxy materials for its 2010 Annual Shareholders Meeting, and respectfully ask that the Staff deny Caterpillar's request to exclude the proposal in its letter to you dated January 29, 2010.

Sincerely,



Michael P. Wood
Senior Portfolio Manager

CC:
James Buda, Corporate Secretary, Caterpillar Inc.
Nick G. Holcombe, Corporate Counsel, Caterpillar Inc.

# RAM TRUST SERVICES

December 30, 2009

**VIA FEDEX PRIORITY OVERNIGHT**

Joni Funk
Caterpillar, Inc.
Legal Services Division
100 NE Adams Street
Peoria, IL 61629-6490

RE: Proposal Submitted to Caterpillar Inc.

Dear Ms. Funk,

Further to your letter of December 29, we wish to confirm as follows:

Dana Chatfield Jones owns no fewer than 200 shares of Caterpillar Inc. (CAT) and has held them continuously since December 15, 2008.

Ms. Jones is a client of Ram Trust Services ("RTS"). RTS acts as her custodian for these shares. Northern Trust Company, a direct participant in the Depository Trust Company, in turn acts as a master custodian for RTS.

Ms. Jones individually meets the requirements set forth in rule 14a-8(b)(1). To repeat, these shares are held by Northern Trust as master custodian for RTS. All of the shares have been held continuously since at least December 15, 2008, and Ms. Jones intends to continue to hold such shares through the date of Caterpillar Inc's 2010 annual meeting.

I enclose a copy of Northern Trust's letter as proof of ownership in our account for the requisite time period.

I also enclose a copy of our client's written authorization for us to file this shareholder proposal on her behalf.

Please contact me if I can be of further assistance, or if you should require additional documentation related to our proposal.

Sincerely,



Sandy Ward
Director of Operations

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000



**Northern Trust**

December 16, 2009

James B. Buda
Corporate Secretary
Caterpillar Inc.
100 NE Adams Street
Peoria, IL 61629

RE: Caterpillar Inc. (Shareholder Resolution) CUSIP 149123101
*** FISMA & OMB Memorandum M-07-16 Ram Trust Services

Dear Mr. Buda:

The Northern Trust Company is the custodian for Ram Trust Services. As of December 15, 2009, Ram Trust Services held 13,298 shares of Caterpillar Inc. CUSIP # 149123101

The above account has continuously held at least 200 shares of Caterpillar Inc. common stock for the period of December 15, 2008 through December 15, 2009.

Sincerely,

Rhonda Epler-Staggs

Rhonda Epler-Staggs
Northern Trust Company
Correspondent Trust Services
(312) 444-4114

CC: John P.M. Higgins, Ram Trust Services



Nick Holcombe
Corporate Counsel - Securities
100 N.E. Adams St.
Peoria, Illinois 61629
(309) 675-1898 (office)
(309) 494-1467 (fax)
Holcombe_Nick_G@cat.com

1934 Act/Rule 14a-8

January 29, 2010

*Via Electronic Mail*

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Caterpillar Inc. – Stockholder Proposal Submitted by RAM Trust on Behalf of Dana Chatfield Jones

Ladies and Gentlemen:

This letter is submitted by Caterpillar Inc., a Delaware corporation ("**Caterpillar**" or the "**Company**"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "**Commission**") of Caterpillar's intention to exclude from its proxy materials for its 2010 Annual Meeting of Stockholders (the "**Annual Meeting**") a stockholder proposal (the "**Proposal**") submitted by RAM Trust Services ("**Ram Trust**") on behalf of Dana Chatfield Jones (the "**Proponent**") and received by Caterpillar on December 17, 2009. Caterpillar requests confirmation that the Staff of the Division of Corporation Finance (the "**Staff**") will not recommend that enforcement action be taken if Caterpillar excludes the Proposal from its Annual Meeting proxy materials (collectively, the "**2010 Proxy Materials**") for the reasons set forth below.

**THE PROPOSAL**

The Proposal states as follows:

"RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

A copy of the Proposal, including its supporting statement, is attached to this letter as Exhibit A. Caterpillar intends to file its definitive proxy materials for the Annual Meeting on or about April 19, 2010. Pursuant to *Staff Legal Bulletin No. 14D*, (November 7, 2008), this letter is being submitted via email to *shareholderproposals@sec.gov*. A copy of this letter and its exhibits will also be sent to the Proponent.

**BASIS**

The Proposal may be excluded pursuant to Rule 14a-8(f) because the Proponent has failed to demonstrate that she is eligible to submit the Proposal. She is not a record holder of the Company's stock and has not otherwise provided the Company with evidence of her eligibility to submit a proposal by one of the methods recognized by Rule 14a-8(b)(2).

**DISCUSSION**

The Proposal may be excluded under Rule 14a-8(f) because the Proponent has failed to properly demonstrate that she is eligible to submit the Proposal.

***A. Background***

On December 17, 2009, the Company received a letter, (the "**First Letter**") from Ram Trust, which included the Proposal and is set forth as Exhibit B. The First Letter also included a letter from the Northern Trust Company ("**Northern Trust**") as the custodian of shares for Ram Trust (the "**Northern Trust Letter**") verifying that Ram Trust held shares of the Company but making no mention of the Proponent or the Proponent's holdings. Nothing in the First Letter, including the Proposal or the Northern Trust Letter, identified the shareholder or Ram Trust's client. [1]

On December 18, 2009, the Company received a second letter from Ram Trust (the "**Second Letter**," and together with the First Letter, the "**Letters**") purporting to confirm ownership by a "client" and enclosing:

(i) the same Northern Trust Letter as submitted with the First Letter,

(ii) a letter from the Proponent (the "**Chatfield Jones Letter**") authorizing Ram Trust to file a "shareholder resolution," and

(iii) an Investment Management Agreement between Ram Trust and the Dana Chatfield Jones Revocable Trust, as the client (the "**Chatfield Trust**").

Although the Second Letter purported to "confirm ownership by our client of at least 200 shares of Caterpillar common stock," it provided no other evidence regarding the Proponent's ownership of the Company's common stock. Again, neither the information provided by Ram Trust nor the Northern

[1] The First Letter stated "Ram Trust Services has been authorized by certain of its client [sic]...to submit on behalf of that client the attached shareholder proposal." The Second Letter again referred to "our client", but in a footnote implied there could be more than one client involved. The footnote in the Second Letter stated "[f]or purposes of this letter, "client" refers to clients on whose behalf we have submitted a shareholder proposal..."

Trust Letter identified the shareholder or Ram Trust's client. The Second Letter, along with its enclosures, is set forth in Exhibit C.

Each of the Letters made clear that the Proposal was not being submitted by Ram Trust, but was instead being submitted by one of its "clients." However, none of the letters from Ram Trust or Northern Trust identified the shareholder or specific client. To further confuse matters, the Chatfield Jones Letter did not accompany the Proposal and only authorized Ram Trust "to file a shareholder resolution on [her] behalf at Caterpillar Inc. addressing the need for the company to amend the Bylaws of the Company[,]" without identifying a particular proposal or identifying a specific resolution. In addition, there was no documentation provided indicating that the Proponent was the trustee of the Chatfield Trust other than the Proponent's own signature block in the Chatfield Letter.

Following receipt of the Letters, the Company determined that it had not received evidence that the Proponent (or any other client of Ram Trust) met the minimum stock ownership requirements established by Rule 14a-8(b). On December 29, 2009, the Company sent a letter (the "**Deficiency Letter**") to Ram Trust and the Proponent informing each party of the deficiencies, and further informing them that the Company intended to exclude the Proposal if it did not receive proof, in the form prescribed by Rule 14a-8(b)(2), of the eligibility of the client in question to submit the Proposal. The Deficiency Letter is attached as Exhibit D. The Deficiency Letter specifically referred to the fact that the Northern Trust Letter only contained information regarding Ram Trust's holdings of Company stock.

On January 4, 2010, the Company received a response from Ram Trust (the "**Response Letter**"), which is attached as Exhibit E. The Response Letter made it more clear that Dana Chatfield Jones is the Proponent, and included a statement from Ram Trust that the Proponent "owns no fewer than 200 shares of [the Company] and has held them continuously since December 15, 2008." However, none of the documents that the Company has received, establish that the Proponent is eligible to submit the Proposal under Rule 14a-8. Moreover, it remains unclear whether Ram Trust is claiming Dana Chatfield Jones owns Company shares in her individual capacity, or if the Dana Chatfield Jones Revocable Trust owns Company shares. The Response Letter states that the Proponent owns Company shares; however, in the First Letter, Ram Trust refers to "certain of its client [sic]", and the Investment Management Agreement cites the Chatfield Trust as the client.

***B. Analysis***

The Proponent is not a record holder of the Company's common stock, and Rule 14a-8(b)(2) provides that a proponent who is not a record holder "must prove . . . eligibility to the company in one of two ways." The two exclusive methods are (i) providing a written statement from the record holder or (ii) providing a copy of the SEC filings identified in Rule 14a-8(b)(2)(ii). Rule 14a-8(b) does not contemplate that stockholders may prove their eligibility in any other manner.

In this case, the Proponent, Dana Chatfield Jones, has not established ownership under any of these methods. As noted above, she is not a record holder of Company common stock. Neither has she made any of the filings referenced in Rule 14a-8(b)(2)(ii). Therefore, the only way for her to establish eligibility under Rule 14a-8 is to "submit to the company a written statement from the record holder of [her] securities...verifying that, at the time [she] submitted [her] proposal, [she] continuously held the shares for a period of one year." The Proponent has failed to provide this statement from the record holder.

Additionally, although Northern Trust appears to be a record holder of the Company's common stock, the Northern Trust Letter shows only that (i) Ram Trust held 13,298 shares of Company common stock on December 15, 2009, and (ii) Ram Trust continuously held at least 200 shares of Company common stock for the period of December 15, 2008 through December 15, 2009. The Northern Trust Letter tells us nothing about Dana Chatfield Jones' ownership and Ram Trust has explicitly stated that Dana Chatfield Jones is the Proponent. With respect to Dana Chatfield Jones, all we have regarding her eligibility is her statement regarding her ownership and Ram Trust's statement. But a statement from a proponent or from another beneficial owner (i.e., Ram Trust) regarding ownership is not a means recognized by Rule 14a-8(b) for establishing eligibility.

The Staff has previously permitted exclusion where the submitted proof of ownership did not tie to the proponent. In *The Western Union Company* (March 4, 2008), the Staff concurred with the registrant's exclusion pursuant to Rule 14a-8(f) where the letter from the proponent's broker stated that the broker held shares of the registrant's common stock in the proponent's *clients'* accounts, but not in the account of the proponent itself. Similarly, the Northern Trust Letter documents Ram Trust's holdings of Company shares, but not the Proponent's holdings. *See also Clear Channel Communications* (February 9, 2006) (concurring in exclusion where the proponent submitted ownership verification from an investment adviser that was not a record holder); *Staff Legal Bulletin No.* 14 § C(1)(c)(1) (letter from a shareholder's investment adviser does not satisfy the ownership documentation requirements "unless the investment adviser is also the record holder").

In short, because the Company has not received appropriate evidence of the Proponent's eligibility to submit the Proposal, it may exclude the Proposal pursuant to Rule 14a-8(f).

## CONCLUSION

Based on the foregoing, we respectfully request that the Staff concur that it will take no action if Caterpillar omits the Proposal from its Annual Meeting 2010 Proxy Materials. Please contact the undersigned at (309) 675-1898 if you have any questions regarding this matter.

Sincerely,



Nick G. Holcombe
Corporate Counsel - Securities

Enclosures
cc: John P.M. Higgins, President, RAM Trust Services
Dana Chatfield Jones

1194166-1

# EXHIBIT A

## Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic also won more than 60% support at these companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

We gave more than 57%-support each to 2008 and 2009 shareholder proposals calling for one-year terms for directors (declassification of the board). The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their 50%-plus vote.

I believe that shareholders like us, who repeatedly give more than 57%-suport to one-year terms for directors, will support a shareholder right to call a special meeting by a majority vote.

Please encourage our board to respond positively to this proposal regarding Special Shareowner Meetings.

**EXHIBIT B**

# RAM TRUST SERVICES


RECEIVED
DEC 17 2009
By

December 15, 2009

James B. Buda
Corporate Secretary
Caterpillar Inc.
100 NE Adams Street
Peoria, IL 61629

Dear Mr. Buda:

Ram Trust Services and its clients are greatly concerned about Caterpillar Inc.'s corporate governance structure. More specifically, we believe that the Board of Directors should amend the bylaws and each appropriate governing document to give holders of 10% of outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting.

Consequently, Ram Trust Services has been authorized by certain of its client (who owns 200 shares of common stock of Caterpillar Inc.) to submit on behalf of that client the attached shareholder proposal. The proposal is being submitted by this client. This client will maintain throughout the period ended with Caterpillar Inc.'s 2010 annual meeting not less than $2,000 worth of Caterpillar Inc. common stock and will be represented at Caterpillar Inc.'s 2010 annual meeting to present the proposal.

This client represented in this filing has owned Caterpillar Inc. continuously for more than twelve months. Proof of ownership is being submitted to you under separate cover.

If Caterpillar Inc. would like to discuss the substance of this proposal with us, please contact me at (207) 775-2354.

Very truly yours,

John P.M. Higgins
President

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

**Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic also won more than 60% support at these companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

We gave more than 57%-support each to 2008 and 2009 shareholder proposals calling for one-year terms for directors (declassification of the board). The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their 50%-plus vote.

I believe that shareholders like us, who repeatedly give more than 57%-suport to one-year terms for directors, will support a shareholder right to call a special meeting by a majority vote.

Please encourage our board to respond positively to this proposal regarding Special Shareowner Meetings.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000


Northern Trust

Recd
12-17-09
2:30p.

December 16, 2009

James B. Buda
Corporate Secretary
Caterpillar Inc.
100 NE Adams Street
Peoria, IL 61629

RE: Caterpillar Inc. (Shareholder Resolution) CUSIP 149123101
Account: ***FISMA & OMB Memorandum M-07-16*** Ram Trust Services

Dear Mr. Buda:

The Northern Trust Company is the custodian for Ram Trust Services. As of December 15, 2009, Ram Trust Services held 13,298 shares of Caterpillar Inc. CUSIP # 149123101

The above account has continuously held at least 200 shares of Caterpillar Inc. common stock for the period of December 15, 2008 through December 15, 2009.

Sincerely,

Rhonda Epler-Staggs

Rhonda Epler-Staggs
Northern Trust Company
Correspondent Trust Services
(312) 444-4114

CC: John P.M. Higgins, Ram Trust Services

**EXHIBIT C**

# RAM TRUST SERVICES

December 17, 2009


RECEIVED
DEC 18 2009
By

**VIA FEDEX PRIORITY OVERNIGHT**

James B. Buda
Corporate Secretary
Caterpillar Inc.
100 NE Adams Street
Peoria, IL 61629

Dear Mr. Buda,

This letter will confirm ownership by our client[1] of at least 200 shares of Caterpillar common stock. As illustrated by the attached of our client holdings of Caterpillar common stock, the client meets the requirements set forth in rule 14a-8(b)(1). These shares are held by Northern Trust as custodian for Ram Trust Services. All of the shares have been held continuously since at least December 15, 2008, and Ram Trust's client intends to continue to hold such shares through the date of Caterpillar Inc. 2010 annual meeting.

I enclose a copy Northern Trust's letter dated December 16, 2009 as proof of ownership in our account for the requisite time period. Please accept this telefax copy, as the original was sent directly from Northern Trust to the Corporate Secretary Office.

I have also enclosed copies of our clients' written authorization to file this shareholder proposal on their behalf and an investment management agreement that specifically gives us the aforementioned authority.

Please contact me if I can be of further assistance, or if you should require additional documentation related to our proposal.

Sincerely,



Sandy Ward
Director of Operations

Enclosures

---

[1] For the purposes of this letter, "client" refers to our clients on whose behalf we have submitted a shareholder proposal for inclusion in the Caterpillar proxy materials for distribution in connection with the Company's 2010 annual meeting.

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

DEC-16-2009 08:46 NORTHERN TRUST 312 444 5266 P.01/01

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000



**Northern Trust**

December 16, 2009

James B. Buda
Corporate Secretary
Caterpillar Inc.
100 NE Adams Street
Peoria, IL 61629

RE: Caterpillar Inc. (Shareholder Resolution) CUSIP 149123101
***FISMA & OMB Memorandum M-07-16*** Account: Ram Trust Services

Dear Mr. Buda:

The Northern Trust Company is the custodian for Ram Trust Services. As of December 15, 2009, Ram Trust Services held 13,298 shares of Caterpillar Inc. CUSIP # 149123101

The above account has continuously held at least 200 shares of Caterpillar Inc. common stock for the period of December 15, 2008 through December 15, 2009.

Sincerely,

Rhonda Epler-Staggs

Rhonda Epler-Staggs
Northern Trust Company
Correspondent Trust Services
(312) 444-4114

CC: John P.M. Higgins, Ram Trust Services

TOTAL P.01

Dana Chatfield Jones

***FISMA & OMB Memorandum M-07-16***

December 11, 2009

Kate. C. Wilkinson
Senior Portfolio Manager
Ram Trust Services
45 Exchange Street
Portland, ME 04101

Dear Kate:

I hereby authorize Ram Trust Services to file a shareholder resolution on my behalf at Caterpillar Inc. addressing the need for the company to amend the Bylaws of the Company.

I am the beneficial owner of 200 shares of Caterpillar Inc. common Stock that I have held for over one year, and which I intend to hold through the date of the annual meeting in 2010.

I specifically give Ram Trust Services full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Dana Chatfield Jones
Trustee, Dana Chatfield Jones Revocable Trust

## INVESTMENT MANAGEMENT AGREEMENT

RAM TRUST SERVICES
45 Exchange Street, Suite 400
Portland, ME 04101

Client: Dana Chatfield Jones Revocable Trust

***FISMA & OMB Memorandum M-07-16***

This INVESTMENT MANAGEMENT AGREEMENT is made as of November 1, 2001 between RAM TRUST SERVICES ("RAM") and the above-referenced client (the "Client").

1. The Client requests that RAM open and maintain an investment account (the "Account") in the name of the Client (or such other name as the Client and RAM agree) and that RAM hold in the Account and manage, in accordance with this Agreement, all securities and other property accepted by RAM at any time from or for the account of the Client (the "Property"). RAM is hereby designated as the Client's agent and attorney-in-fact, with full authority and discretion, on Client's behalf and at Client's sole risk, to:

(a) purchase and sell securities, in such amounts and at such prices and in such manner as RAM may deem advisable, for the Account from time to time, and otherwise deal with and manage the Property as fully to all intents and purposes as the Client might or could do in person;

(b) take custody of and safeguard the Property, in accordance with RAM's customary practices;

(c) collect and credit to the Account all receive all interest, dividends, income and other cash distributions on the Property, and

(d) collect and credit to the Account all matured or called securities in the Account and all other cash payments on account of principal of the Property.

RAM shall perform these services in a careful and prudent manner, with due consideration for the Client's investment objectives and investment restrictions expressly set forth on Schedule A hereto. The Client may change these investment objectives and investment restrictions from time to time by written instruction to RAM, in which case RAM shall implement the revised objectives and restrictions as soon as practicable.

2. RAM shall keep appropriate records of the Account, in accordance with RAM's customary practices, and shall furnish the Client with a report of all transactions on a quarterly basis.

☐ In addition, RAM will furnish a copy of all such reports to: ______________________________

3. This Agreement is not intended to create a trust, and the Client shall at all times own and retain ultimate ownership and control of the Property. RAM shall accept the Client's written, signed instructions regarding the Property, *provided that* such instructions are given sufficiently far in advance to reasonably permit RAM to act upon them. In addition, RAM may accept any oral, telephonic or electronic instruction RAM believes to be authorized by the Client. From time to time as the Client or RAM deems appropriate, the Client will confirm to RAM in writing which persons are authorized to give instructions to RAM in connection with the Account. RAM will not be held accountable for delays or losses resulting from failure to receive timely and suitable instructions from the Client; for any failure to provide in Schedule A an accurate description of the Client's investment objectives and investment limitations; or for any failure by the Client to provide timely notice of any change in such objectives or limitations.

4. *The Client expressly assumes all risk of loss on investments for the Account. The Client agrees that RAM shall not be liable for loss or expense resulting from any action or decision by RAM or its employees or agents pursuant to this Agreement, or any failure to so act or decide, made in good faith and in a manner consistent with RAM's obligations under paragraph 1 page 1 except; except that this provision is not intended to limit liability for willful misfeasance, bad faith, or gross negligence, and is not intended to waive any rights or remedies that the Client may have under any applicable law or regulation. In cases where RAM relies in good faith on any written or oral instruction from the Client or the Client's agent or legal representative, the Client agrees reimburse RAM for all brokerage charges, other similar charges and other authorized charges Ram may incur.*

5. RAM may, in its discretion and at its expense, avail itself of the services of one or more investment advisers, subadvisers, nominees, custodians, subcustodians, depositories, clearing corporations or other financial intermediaries of RAM's selection, and RAM agrees that its responsibilities under this Agreement will not be affected thereby.

6. Except as RAM otherwise determines, all securities in a form requiring registration shall be registered in RAM's name or in the name of RAM's nominee. Unless otherwise instructed by the Client, RAM will execute all requested purchases and sales of securities through Atlantic Financial Services of Maine, Inc. ("AFS"), or another registered broker-dealer of RAM's selection. The Client acknowledges that AFS is an introducing broker that is an affiliate of both RAM TRUST COMPANY and Ram Trust Services, Inc.

7. As the Client's agent and attorney-in-fact, RAM is granted full power and discretion to endorse, transfer, or deliver Account securities; to vote such securities on any and all matters; to execute proxies, waivers, consents, and other instruments relating to such securities; and to consent (or withhold consent) to any proposed merger, consolidation, reorganization, or liquidation requiring a vote of security holders.

8. RAM is authorized and requested to file on behalf of the Client any ownership, exemption or other certificate that in RAM's judgment is necessary or appropriate under applicable tax laws or other laws or regulations, and to report such other information concerning the Account as may in RAM's judgment be necessary or appropriate in connection therewith. Unless the box at the end of this paragraph is checked, however, the Client objects to disclosure by RAM of the Client's name, address and security position for purposes of reporting beneficial ownership under SEC Rule 14b-2 for securities held in the Account. ☐

9. The Client agrees that the Account will be subject to all applicable RAM TRUST SERVICES rules and regulations of general application, as in effect from time to time, and that RAM reserves the right to change such rules and regulations at any time.

10. Except as otherwise agreed in writing, the Client shall pay fees for RAM's services hereunder in accordance with Schedule B below. The Client acknowledges that RAM reserves the right to change RAM's fee schedule at any time, in which case the new fees shall become effective 60 days after written notice thereof to the Client (or such later date as RAM determines). Except as RAM and the Client otherwise agree, all fees and expenses incurred for the Account shall be:

☒ Debited from the Account ☐Debited from the following account: ______

☐ Invoiced to ____________________

11. The Client agrees to reimburse RAM for all charges and taxes RAM may incur as the Client's agent or custodian in connection with the Account or any transaction hereunder. RAM is hereby authorized to charge the Account and the Client for all expenses (including, without limitation, brokerage costs and attorneys' fees)

reasonably incurred by RAM in connection with its performance of this Agreement. To secure any payment obligations to RAM arising from or in connection with the Account or any other accounts maintained by the Client with RAM, the Client hereby grants RAM a security interest in all cash, securities and other property held in or through such accounts.

12. Either the Client or RAM may terminate this Agreement upon 30 days' prior written notice to the other party. The client may request that RAM trade only upon written request during the 30-day notice. In the absence of such a termination, the investment discretion and other powers conferred upon RAM will continue notwithstanding the death, disability, or legal incompetence of the Client or (as the case may be) any agent or legal representative of the Client. Termination shall not relieve the Client of responsibility for any prior act taken or any obligation previously incurred by RAM under this Agreement. Within a reasonable time after notice of termination is received, RAM will distribute all funds and other Property in the Account to the Client (or the Client's designee, if RAM is so instructed), after deduction by RAM for any fees, expenses, or other payments due to RAM from the Client. RAM will refund the unearned portion of any fees prepaid to RAM for a given period, based on the number of days remaining in the period as of the date the Property is finally distributed from the Account.

13. Any and all controversies or claims arising out of or relating to this Agreement shall be settled by arbitration in accordance with the Commercial Arbitration Rules (as then in effect) of the American Arbitration Association, or other procedures mutually agreed upon by the parties within 30 days of the initial demand for arbitration. Except as the parties may otherwise agree within such period, the arbitration shall take place in Portland, Maine before a panel of three neutral arbitrators having prior experience and training as arbitrators, at least one of whom shall be a Maine attorney having substantial securities law experience, and the arbitrators shall be required to decide each claim in accordance with applicable law and to set forth in writing the award and a summary of those facts considered by the arbitrators to be material to such decision. Judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. This agreement to arbitrate shall be enforceable under the Maine Uniform Arbitration Act. It is understood that the parties are hereby waiving the right to seek judicial remedies, including the right to jury trial, in the event of a controversy or claim.

14. This Agreement shall be governed by the laws of the State of Maine, without giving effect to the conflict-of-law principles thereof.

**EXHIBIT D**

*file*



**Caterpillar Inc.**
100 NE Adams Street
Peoria, Illinois 61629 – 6490

December 29, 2009

VIA FEDERAL EXPRESS

Ms. Sandy Ward
Director of Operations
Ram Trust Services
45 Exchange Street
Portland, ME 04101

Dear Ms. Ward,

On December 17, 2009 , Caterpillar Inc. (the "Company") received a letter, dated December 15, 2009, (the "First Letter") from RAM Trust Services ("Ram Trust") and on December 18, 2009, the Company received a second letter, dated December 17, 2009, from Ram Trust Services (the "Second Letter," and together with the First Letter, the "Letters"). Each of the Letters relate to a shareholder proposal (the "Proposal") submitted for consideration for inclusion in the Company's proxy materials for its 2010 annual meeting of stockholders.

Each of the Letters was accompanied by a copy of a letter from The Northern Trust Company (the "Northern Trust Letter") that showed information regarding the ownership of the Company's common stock by Ram Trust. The Letters, however, make clear that the Proposal is not being submitted by Ram Trust but is rather being submitted by one of its clients. Neither of the Letters state the identity of the Ram Trust client on whose behalf the Proposal is being submitted. In order to establish the eligibility of your client to submit the Proposal, you will need to (i) identify the client on whose behalf you are submitting the Proposal and (ii) provide evidence, consistent with Rule 14a-8, demonstrating that the client in question meets the minimum stock ownership requirements established by Rule 14a-8. Additional information regarding the means by which that ownership eligibility threshold may be demonstrated is set forth below.

As you may know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which a shareholder may submit a proposal for inclusion in a public company's proxy statement. Rule 14a-8(b) establishes that in order to be eligible to submit a proposal a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. If Rule 14a-8(b)'s eligibility requirements are not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

Once you inform the Company of the identity of your client who is submitting the Proposal, the Company will be able to determine whether the client is a registered holder of the Company's common stock.

Assuming that it is not, under Rule 14a-8(b), you or your client will be able to prove the eligibility of your client to submit a proposal in one of two ways: (i) submitting to the Company a written statement from the "record" holder of your client's common stock (usually a broker or bank) verifying that your client has continuously held the requisite number of shares of common stock since at least December 17, 2008 (i.e., the date that is one year prior to the date on which you submitted the Proposal); or (ii) submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by your client with the Securities and Exchange Commission that demonstrates its ownership of the requisite number of shares as of or before December 17, 2009, along with a written statement that (i) your client has owned such shares for the one-year period prior to the date of the statement and (ii) your client intends to continue ownership of the shares through the date of the 2010 Annual Meeting. Note that if you choose to submit to the Company a written statement from the record holder of your client's common stock, you must also include a statement that your client intends to continue to hold the securities through the date of the 2010 Annual Meeting.

You have not yet submitted evidence establishing that your client has satisfied these eligibility requirements. Unless we receive such evidence, we intend to exclude the Proposal from the 2010 Proxy Materials. Please note that if you intend to submit any such evidence, it must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

We note that you included with the Second Letter certain information regarding the Dana Chatfield Jones Revocable Trust (the "Trust"). We note, however, that the Northern Trust Letter includes no information regarding the ownership by the Trust of shares of the Company's Common Stock. We note further that neither the First Letter nor the Second Letter mentioned the Trust, so the relationship between the Trust and the Proposal is not entirely clear.

If you have any questions concerning the above, please do not hesitate to contact me.

Very truly yours,



Joni Funk
Caterpillar Inc.
Legal Services Division
100 NE Adams Street
Peoria, IL 61629-6490
phone: 309-675-6754
fax: 309-494-1467
email:

cc: John P.M. Higgins, President, RAM Trust Services

Dana Chatfield Jones

***FISMA & OMB Memorandum M-07-16***

**EXHIBIT E**

# RAM TRUST SERVICES

December 30, 2009


RECEIVED
JAN 04 2010
By

**VIA FEDEX PRIORITY OVERNIGHT**

Joni Funk
Caterpillar, Inc.
Legal Services Division
100 NE Adams Street
Peoria, IL 61629-6490

RE: Proposal Submitted to Caterpillar Inc.

Dear Ms. Funk,

Further to your letter of December 29, we wish to confirm as follows:

Dana Chatfield Jones owns no fewer than 200 shares of Caterpillar Inc. (CAT) and has held them continuously since December 15, 2008.

Ms. Jones is a client of Ram Trust Services ("RTS"). RTS acts as her custodian for these shares. Northern Trust Company, a direct participant in the Depository Trust Company, in turn acts as a master custodian for RTS.

Ms. Jones individually meets the requirements set forth in rule 14a-8(b)(1). To repeat, these shares are held by Northern Trust as master custodian for RTS. All of the shares have been held continuously since at least December 15, 2008, and Ms. Jones intends to continue to hold such shares through the date of Caterpillar Inc's 2010 annual meeting.

I enclose a copy of Northern Trust's letter as proof of ownership in our account for the requisite time period.

I also enclose a copy of our client's written authorization for us to file this shareholder proposal on her behalf.

Please contact me if I can be of further assistance, or if you should require additional documentation related to our proposal.

Sincerely,



Sandy Ward
Director of Operations

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000



**Northern Trust**

December 16, 2009

James B. Buda
Corporate Secretary
Caterpillar Inc.
100 NE Adams Street
Peoria, IL 61629

RE: Caterpillar Inc. (Shareholder Resolution) CUSIP 149123101
Account: ***FISMA & OMB Memorandum M-07-16 Ram Trust Services

Dear Mr. Buda:

The Northern Trust Company is the custodian for Ram Trust Services. As of December 15, 2009, Ram Trust Services held 13,298 shares of Caterpillar Inc. CUSIP # 149123101

The above account has continuously held at least 200 shares of Caterpillar Inc. common stock for the period of December 15, 2008 through December 15, 2009.

Sincerely,

Rhonda Epler-Staggs

Rhonda Epler-Staggs
Northern Trust Company
Correspondent Trust Services
(312) 444-4114

CC: John P.M. Higgins, Ram Trust Services

Dana Chatfield Jones

***FISMA & OMB Memorandum M-07-16***

December 11, 2009

Kate. C. Wilkinson
Senior Portfolio Manager
Ram Trust Services
45 Exchange Street
Portland, ME 04101

Dear Kate:

I hereby authorize Ram Trust Services to file a shareholder resolution on my behalf at Caterpillar Inc. addressing the need for the company to amend the Bylaws of the Company.

I am the beneficial owner of 200 shares of Caterpillar Inc. common Stock that I have held for over one year, and which I intend to hold through the date of the annual meeting in 2010.

I specifically give Ram Trust Services full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Dana Chatfield Jones
Trustee, Dana Chatfield Jones Revocable Trust